Lynn Sadler LLC

Profit and Loss

January 1 - November 1, 2023

	TOTAL
Income	
Sales	14,466.82
Total Income	**$14,466.82**
Cost of Goods Sold	
Cost of goods sold	
Food COGs	1,482.88
Total Cost of goods sold	**1,482.88**
Total Cost of Goods Sold	**$1,482.88**
GROSS PROFIT	**$12,983.94**
Expenses	
Architectural Fees	42,939.35
Business licenses	257.95
Contract labor	3,500.00
General Business Expense	155.05
Bank fees & service charges	164.00
Memberships & subscriptions	104.99
Total General Business Expense	**424.04**
Insurance	1,837.00
Legal & accounting services	437.00
Accounting fees	600.00
Legal fees	300.00
Total Legal & accounting services	**1,337.00**
Meals	
Meals with clients	117.69
Total Meals	**117.69**
Office expenses	
Shipping & postage	48.06
Small tools & equipment	1,619.46
Software & apps	977.98
Total Office expenses	**2,645.50**
Other Business Expenses	424.77
Payroll expenses	
Payments to partners	25,940.00
Total Payroll expenses	**25,940.00**
Rent	56,000.00
Building & land rent	14,000.00
Equipment rental	1,835.37
Total Rent	**71,835.37**
Repair & Maintenance	117,000.00
Repairs & maintenance	2,032.53

Lynn Sadler LLC

Profit and Loss

January 1 - November 1, 2023

	TOTAL
Supplies	
Supplies & materials	48.30
Total Supplies	**48.30**
Utilities	2,440.29
Internet & TV services	1,375.46
Water & sewer	358.60
Total Utilities	**4,174.35**
Total Expenses	**$274,513.85**
NET OPERATING INCOME	**$ -261,529.91**
NET INCOME	**$ -261,529.91**

Lynn Sadler LLC

Balance Sheet

As of November 1, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking	211,924.05
Cash	-19,094.72
Research & Development	503.00
Software & apps	36.00
Total Bank Accounts	**$193,368.33**
Other Current Assets	
Inventory Asset	2,862.63
Total Other Current Assets	**$2,862.63**
Total Current Assets	**$196,230.96**
Fixed Assets	
Furniture & fixtures	85,672.62
Improvements	267,274.98
Tools, machinery, and equipment	115,790.57
Total Fixed Assets	**$468,738.17**
Other Assets	
Security deposits	32,000.00
Startup & organizational costs	112.00
Total Other Assets	**$32,112.00**
TOTAL ASSETS	**$697,081.13**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card	6,905.07
L. ROBINSON (7833) - 3	7,764.35
Total Credit Cards	**$14,669.42**
Other Current Liabilities	
Short-term business loans	-654.00
Total Other Current Liabilities	**$ -654.00**
Total Current Liabilities	**$14,015.42**
Long-Term Liabilities	
Long-term business loans	243,756.47
Total Long-Term Liabilities	**$243,756.47**
Total Liabilities	**$257,771.89**

Lynn Sadler LLC

Balance Sheet

As of November 1, 2023

	TOTAL
Equity	
Opening balance equity	455.97
Partner distributions	-5,000.00
Partner investments	846,322.95
Retained Earnings	-140,939.77
Net Income	-261,529.91
Total Equity	**$439,309.24**
TOTAL LIABILITIES AND EQUITY	**$697,081.13**

Lynn Sadler LLC

Statement of Cash Flows

January 1 - November 1, 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-261,529.91
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	-2,862.63
Chase Credit Card	399.89
L. ROBINSON (7833) - 3	7,764.35
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**5,301.61**
Net cash provided by operating activities	**$ -256,228.30**
INVESTING ACTIVITIES	
Furniture & fixtures	-69,144.82
Improvements	-242,524.98
Tools, machinery, and equipment	-72,969.00
Net cash provided by investing activities	**$ -384,638.80**
FINANCING ACTIVITIES	
Long-term business loans	243,756.47
Opening balance equity	-7,545.78
Partner distributions	-5,000.00
Partner investments	233,000.00
Net cash provided by financing activities	**$464,210.69**
NET CASH INCREASE FOR PERIOD	**$ -176,656.41**
Cash at beginning of period	370,024.74
CASH AT END OF PERIOD	**$193,368.33**